August 9, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Bonnie Baynes Mark Brunhofer Sonia Bednarowski Justin Dobbie

Re:	FinWise Bancorp
Registration Statement on Form S-1 (as amended)
File No. 333-257929

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FinWise Bancorp (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, or as soon as practicable thereafter, on Wednesday, August 11, 2021. By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

The Company hereby authorizes Terrence L. Shen of Kramer Levin Naftalis & Frankel LLP to orally modify or withdraw this request for acceleration. Please contact Mr. Shen at (212) 715-7819 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

FinWise Bancorp

/s/ Kent Landvatter
Kent Landvatter
President and Chief Executive Officer